UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 12, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release,is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.



Enclosures: Sasol Limited financial results for the year ended
                     30 June 2011
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

SASOL LIMITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2011

Delivering on growth and value

Driven by innovation, Sasol is an integrated energy and chemicals company that creates value through its proven alternative fuel technology and talented people to provide sustainable energy solutions to the world

Headline earnings per share increased by 27% to R33,85
Total dividend increased by 24% to R13,00 per share
Cash generated by operations increased by 41% to R38,6 billion
Project pipeline progressing well
Canadian shale gas acquisitions add significantly to long-term value growth
Sasol successfully pioneers first BEE listing on JSE




Segment report
for the year ended 30 June
Turnover
R million
Business unit
analysis
Operating profit
R million
2010
2011

2011
2010
 95 538
 106 860
 South African energy cluster
 19 947
 17 808
 7 863
 9 146
 Mining
 1 063
  815
 5 371
 5 445
 Gas
 2 578
 2 479
 33 893
 37 485
 Synfuels
 15 188
 13 175
 48 411
 54 784
 Oil
 1 180
 1 364
 -
 -
 Other
 (62)
 (25)





 3 967
 5 872
 International energy
 cluster
 1 587
  468
 2 282
 3 715
 Synfuels International
 1 205
  131
 1 685
 2 157
 Petroleum International
  382
  337





 71 577
 82 854
 Chemical cluster
 8 712
 5 496
 14 321
 17 082
 Polymers
 1 579
  958
 15 765
 17 280
 Solvents
 1 655
 1 154
 25 283
 31 715
 Olefins & Surfactants
 4 161
 2 492
 16 208
 16 777
 Other chemical businesses
 1 317
  892

 5 420
 6 043
 Other businesses
 (296)
  165
 176 502
 201 629

 29 950
 23 937
 (54 246)
 (59 193)
 Intercompany turnover


122 256
 142 436






Overview
Chief executive, David Constable, says:
"We have continued to deliver on our strategy in the past financial year. Our focus on further improving the performance of our assets has delivered strong production, cost and margin benefits. We also made significant strides in pursuing responsible growth, both in South Africa, as well as abroad. We are particularly pleased with our acquisition of two shale gas assets in Canada and are making progress on this and other gas-to-liquids opportunities, based on our proprietary technology."

Earnings attributable to shareholders for the year ended 30 June
2011 increased by 24% to R19,8 billion from R15,9 billion in the prior year, while headline earnings per share and earnings per share increased by 27% to R33,85 and by 24% to R32,97, respectively, over the same period.

Operating profit of R30 billion increased by 25% compared with the prior year, due to decisive actions taken by management around energy efficiency initiatives as well as our continued focus on cost containment and the benefits realised from our functional excellence programme and business improvement plans. In addition, operating profit was positively impacted by higher average crude oil prices (average dated Brent was US$96,48/barrel in 2011 compared with US$74,37/barrel in 2010) and higher chemical product prices. The benefits of the higher average crude oil and chemical product prices were partially offset by an 8% stronger average rand/US dollar exchange rate (R7,01/US$ in 2011 compared with R7,59/US$ in 2010). Overall, group production volumes improved marginally from the prior year, despite Sasol Synfuels' major planned maintenance outage. Group cash fixed costs for the year were contained within inflation, excluding once-off charges and growth costs.

The operating profit in the current year was negatively impacted by once-off charges totalling R1 103 million (2010: R46 million credit). These once-off charges include competition related administrative penalties of R112 million, the Escravos gas-to-liquids (EGTL) partial impairment of R123 million and the share-based payment expense of R565 million resulting from the Ixia Coal BEE transaction, offset by the reversal of the remaining impairment related to Sasol Olefins and Surfactants (O&S) Italy of R491 million. The current year also includes a Sasol Inzalo BEE share-based payment expense of R830 million compared with R824 million in the prior year.

The increase in the effective tax rate from 29,9% to 31,3% resulted from the competition related administrative penalties and share-based payment expenses, both of which are not deductible for tax purposes.

Cash flow generated by operating activities was R38,6 billion compared with R27,3 billion in the prior year. This was mainly due to increased operating profits and reduced working capital, both as a result of price and volume effects. The group made good progress on growth projects as reflected in capital expenditure of R20,7 billion for the year in addition to the cash consideration of R3,8 billion related to the Canada shale gas asset acquisitions.

Chief financial officer, Christine Ramon says:
"Decisive management actions on operational efficiencies, cost control and business improvement plans have boosted the bottom line this year. Higher global commodity prices have supported the healthy margins delivered, particularly in our chemicals businesses, negating the impact of the strong rand. The global economy remains volatile and our strong cash flows continue to underpin the robustness of our businesses. Our strong balance sheet provides a buffer against volatility and positions the company well to fund growth opportunities, with the aim of enhancing long-term shareholder value."

Striving for strategic and sustainable growth
In order to ensure that our strategic growth objectives are achieved and build on the solid foundation of our existing businesses, we will continue to focus on specific initiatives which will contribute to achieving and delivering on stakeholder value. All our businesses and functions will continue to operate sustainably underpinned by sound governance. This will be achieved through improving our operational excellence and delivering further value on our functional excellence initiatives, which were implemented two years ago. These initiatives will support our commitment to energy efficiency and our environmental projects. In addition, we will establish and roll-out our sales and marketing excellence initiative across the group to support our customer focus. We will continue to focus on improving our safety performance striving for zero harm to all our stakeholders. The aforementioned actions will enable us to pursue our growth drivers, including growing our upstream gas resources, accelerating our GTL developments and ramping up our new energy business. Our growth will be supported by our capital excellence programme, which aims to enhance long-term shareholder returns.

We have paid R25,4 billion direct and indirect taxes to the South
African government. This makes Sasol one of the largest corporate taxpayers in South Africa, contributing significantly to the South African economy.

We contribute about 5% of South Africa's gross domestic product
(GDP), directly and indirectly. We employ approximately 34 000 people globally, of which 80% are in South Africa, and create about 200 000 additional indirect jobs.




During the year, the following noteworthy milestones were achieved:
In July 2010, we concluded an agreement with Gassnova SF, a Norwegian state-owned enterprise. This agreement allows us to participate in the European CO2 Technology Centre Mongstad, which is currently constructing a carbon capture facility in Norway. Construction is progressing and the facility is scheduled for start-up in the latter half of 2012.
Sasol New Energy has undertaken studies related to various clean energy and low-carbon electricity initiatives, including the generation of electricity from natural gas in both South Africa and Mozambique and the establishment of concentrated solar power facilities to produce electricity in South Africa.
In September 2010, we concluded the Ixia Coal transaction in line with Sasol Mining's empowerment strategy and its commitment to comply with the objectives of the South African Mineral and Petroleum Resources Development Act and the Mining Charter. This transaction results in Ixia Coal Funding (Pty) Ltd, a subsidiary of Ixia Coal (Pty) Ltd, acquiring a 20% shareholding in Sasol Mining (Pty) Ltd for a purchase consideration of R1,8 billion. The recordable case rate (RCR) for employees and service providers, including injuries and illnesses, improved to a record low of 0,42 at 30 June 2011 from 0,51 at 30 June 2010. However, we have experienced an increase in fatalities. Our revised safety improvement plan is currently being implemented to address this matter.
In February 2011, we listed the Sasol BEE ordinary shares on the BEE segment of the Johannesburg Stock Exchange. This pioneering trading facility provides many new Sasol shareholders access to a regulated market in line with our commitment to broad-based shareholder development.



Acquisitions and projects progressing
Projects and gas asset acquisitions in support of our GTL value proposition are advancing, supported by our strong cash flow generation and balance sheet, which provides a solid platform for growth:
Progress has been made in the following areas related to the advancement and acquisition of natural gas assets in support of leveraging GTL technology:
In December 2010, Sasol acquired a 50% stake in the Farrell
Creek shale gas assets of Talisman Energy Inc. (Talisman), a Canadian-based company, located in the Montney Basin, of British Columbia, Canada, for an amount of R7,1 billion. In March 2011, Sasol further acquired a 50% stake in Talisman's Cypress A shale gas assets for an amount of R7,1 billion on similar terms. The acquired assets also include associated gas gathering systems and processing facilities.
During 2011, Sasol Petroleum International (SPI) increased its exploration and appraisal activities in Mozambique, Australia and Papua New Guinea. Further explorations and evaluation activities in these areas is ongoing.
During 2011, Sasol New Energy obtained approval from the Sasol board to construct a 140 megawatt electricity generation plant in Sasolburg, South Africa. The plant will utilise natural gas as its feedstock.
During 2011, a pre-feasibility study into an integrated GTL and chemicals facility in the United States was concluded. After the successful completion of the pre-feasibility study, the Sasol board has approved that the project proceed to feasibility study phase.
During the year, we commenced with a feasibility study to determine the technical and commercial viability of a GTL plant in western Canada, following our recent shale gas acquisitions in the area.
The feasibility study for the Uzbekistan GTL plant has been completed. The decision to proceed to front end engineering and design (FEED) will be taken in the near term and is dependent upon certain commercial conditions.
Given the delay in the approval from the Chinese government for our CTL project in China, we are developing other investment strategies and growth opportunities, both in South Africa and abroad. We have reallocated planned project funding for the China CTL project and redeployed staff to other projects. We remain committed to growing our other businesses in China.
The pre-feasibility study in respect of our Indian coal-to-liquids (CTL) project has largely been concluded. As the last phase of the study, a drilling programme is being undertaken to verify the coal assumptions.
Sasol Mining is nearing completion of the Thubelisha shaft which will supply both the export market and sustain Sasol Synfuels' production. The shaft is expected to be completed in 2012. Construction on the Impumelelo colliery remains on track for completion in 2014.
Construction on the wax production facility in Sasolburg, South Africa, continues to progress according to plan.

Climate change being addressed
Sasol agrees that climate change presents a risk to the world at large, to South Africa and to the local and international business community. We are committed to transitioning to a low carbon and climate resilient economy and are actively engaging with the South African government in its development of national policy. This policy is aimed at ensuring a coordinated, coherent, efficient and effective response to this challenge, without prejudicing the country's growth and development goals and the competitiveness of key industries within the South African economy.

We are a significant contributor to the South African economy and play a key role in ensuring energy security for the country; however, we also recognise that we are a large emitter of greenhouse gases (GHG). We have made changes to how we operate our business in order to transition to a lower carbon economy. Through investments in energy efficiency and in finding and using natural gas from Mozambique, Sasol reduced annual GHG emissions levels by 10 million tonnes between 2004 and 2011, a reduction of 12%.

Performance from existing operations delivers results
South African energy cluster
Sasol Mining - higher coal prices
Operating profit of R1 628 million, excluding the once-off Ixia Coal transaction share-based payment expense of R565 million, doubled compared with the prior year. Higher US dollar export coal prices contributed to the increase in operating profit despite the impact of the Sasol Synfuels' maintenance outage. This positive contribution, however, was partially offset by a stronger rand/US dollar exchange rate.

Sasol Gas - improved sales volumes
Operating profit increased by 4% to R2 578 million compared with the prior year mainly as a result of improved sales volumes, despite lower gas prices due to the stronger rand/US dollar exchange rate. The increase in operating profit was partially offset by start-up costs in respect of a new compressor in Mozambique, which supported the increased sales volumes.

Sasol Synfuels - major planned maintenance outage impacts production volumes
Sasol Synfuels' operating profit increased by 15% to R15 188 million compared with the prior year. Production volumes were 4% lower than the prior year primarily due to the largest planned maintenance outage in Sasol Synfuels' history. Operating profits were enhanced by higher average oil prices. The open cycle gas turbines were successfully commissioned during July 2010, making available an additional 200 megawatts of electricity generation capacity for the Sasol Synfuels operations, thereby significantly reducing the impact of above inflation electricity price increases on Sasol Synfuels' unit cost. Sasol Synfuels' cash fixed cost per unit increase was contained to 4%.
Sasol Oil - improved production
Operating profit decreased by 13% to R1 180 million compared with the prior year. Higher retail and commercial sales volumes were supported by increased production from the Natref refinery. Higher wholesale margins were, however, countered by the strong rand as well as weaker refining margins. Eight new retail convenience centres were opened during the year.

International energy cluster
Sasol Synfuels International (SSI) - Oryx GTL improved production SSI's operating profit increased significantly to R1 205 million from R131 million in the prior year. This was mainly due to increased production at the Oryx gas-to-liquids (GTL) plant in Qatar and higher product prices derived from crude oil prices, which were partially offset by a stronger rand/US dollar exchange rate. The Oryx GTL plant is producing well and achieved an 82% utilisation rate for the year.

Sasol Petroleum International (SPI) - higher oil and gas prices, improved volumes
Operating profit increased by 13% to R382 million compared with the prior year, mainly due to higher sales volumes resulting from increased production. The increase was further underpinned by higher oil and gas prices. Exploration expenditure was higher during the year. Work on the expansion of the onshore gas production facilities in Pande and Temane, Mozambique, to increase the current annual production capacity from 120 million gigajoules to 183 million gigajoules, is nearing completion. Production from our Canadian operation is ramping up.

Chemical cluster
Sasol Polymers - improved volume and prices
Sasol Polymers operating profit of R1 579 million increased by 65% compared with the prior year. Operating profit was positively impacted by increases in production volumes from our local and offshore operations. The increase in operating profit was softened by margin pressure in the international polymer industry and was partially offset by the stronger rand/US dollar exchange rate. Arya Sasol Polymer Company (ASPC) contributed positively with an average capacity utilisation of 80% for the year. Our local operation's results included the negative impact of a once-off administrative penalty of R112 million paid to the South African Competition Commission (the Commission).

Sasol Solvents - higher product prices result in higher margins Operating profit increased by 43% to R1 655 million compared with the prior year. The increase is mainly due to improved margins, resulting from higher prevailing product prices coupled with cost savings. The increased operating profit was, however, partially offset by reduced sales volumes due to scheduled outages at production facilities as well as the negative effect of the strong rand.

Sasol Olefins & Surfactants (Sasol O&S) - improved demand, margin expansion
Operating profit increased by 67% to R4 161 million compared with the prior year, mainly as a result of robust demand in most of the Sasol O&S markets as well as improved margins across the Sasol O&S product portfolio. The increase in operating profit from our foreign operations was partially offset by foreign currency translation effects. The 2011 financial year includes the reversal of the remainder of the impairment related to Sasol O&S Italy assets amounting to R491 million.

Other chemical businesses - improved sales volumes
Operating profit increased by 48% to R1 317 million compared with the prior year. Global sales volumes of the wax markets as well as the explosives and ammonia markets in Southern Africa improved on the back of increased demand. Lower fertiliser sales volumes were experienced due to the impacts associated with the required exit of retail sales. Improved margins underpinned higher operating profits which were partially offset by the stronger rand. Cost control and restructuring have remained a key focus area for our other chemical businesses.

Competition law compliance
We are continuously evaluating and enhancing our compliance programmes and controls in general, and our competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and the implementation of certain close-out actions arising there from, may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

The Commission is conducting investigations into the South African piped gas, coal mining, petroleum, fertilisers and polymer industries. We continue to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate further announcements will be made in future.

Due to the uncertainty related to these matters, it is currently not possible to estimate contingent liabilities, if any, and accordingly no provision has been recognised at 30 June 2011.

Balance sheet remains strong
Balance sheet gearing at 30 June 2011 of 1,3% (30 June 2010:
1,0%) remained low as a result of improved cash flow generation. This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range of 20% to 40% in the medium term as our large capital intensive growth programme and gas acquisition strategy gains momentum. At the annual general meeting of 26 November 2010, shareholders granted the Sasol directors authority to buy back up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares) for a further 12 months. No shares were repurchased during the current year.

Profit outlook* - uncertain macro environment, focus on improved operational performance and cost control
The past financial year has seen a global recovery from the economic crisis, although some economies are proceeding at a slower pace. Downside risks remain with high funding requirements of banks and sovereign states. However, product prices and the demand for chemical products have shown significant improvement. Crude oil prices remained volatile but have increased steadily as a result of the political turmoil in the Middle East and North Africa and disruptions to supply. These increased prices have assisted with offsetting the negative impact of the strong rand. The strengthening of the rand/US dollar exchange rate remains the single biggest external factor exerting pressure on our profitability.

We anticipate that Sasol Synfuels' production volumes will improve to between 7,2 million tons (mt) and 7,3 mt in 2012 following the major planned maintenance outage which was undertaken in September 2010. Oryx GTL is expected to perform at its planned operating rate of 80% to 90% of design capacity and Arya is expected to improve as it ramps up to design capacity utilisation rate. We expect improved volumes from Mozambique and Canada. Our focus in the year ahead remains on factors within our control: volume growth, margin improvement and cost containment. These focus areas will be underpinned by our group-wide initiatives on operations excellence, functional excellence and capital excellence. We are also enhancing the extraction of value across our integrated operations through planning and optimisation and have introduced the sales and marketing excellence initiative. We remain on track to deliver on our expectations for an improved operational performance and to contain cost increases to within inflation. Given the continuing uncertain macro economic conditions and our assumptions in respect of improved crude oil and product prices, as well as the strong rand/US dollar exchange rate, it is difficult to be more precise in this outlook statement.

Management has recommended and the board has approved the final dividend taking into account the ongoing strength of our financial position and current capital investment plans, as well as the increased earnings. This approach is in line with our progressive dividend policy and our commitment to return value to shareholders.
* In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company's auditors.

Acquisitions and disposals of businesses
In September 2010, we concluded the Ixia Coal transaction. This transaction results in Ixia Coal Funding (Pty) Ltd, a subsidiary of Ixia Coal (Pty) Ltd, acquiring a 20% shareholding in Sasol Mining (Pty) Ltd for a purchase consideration of R1,8 billion. The transaction resulted in a non-controlling interest of an effective 10,2% being recognised.

On 1 March 2011 and 10 June 2011, we concluded the acquisitions of the Farrell Creek and Cypress A shale gas assets, respectively, in Canada for a total purchase consideration of R14,2 billion. Of this consideration R3,8 billion was paid in cash, while the remaining purchase consideration will be settled through a capital carry mechanism.

Changes of directors and company secretary
On 26 November 2010, Mr A Jain retired as a non-executive director of Sasol Limited. On 1 January 2011, Messrs BP Connellan and TA Wixley retired as non-executive directors of Sasol
Limited. On 1 April 2011, Mr GA Lewin resigned as a non-executive director of Sasol Limited.

On 30 June 2011, Mr LPA Davies retired as an executive director and chief executive of Sasol Limited after 36 years of service to the company. The board wishes to thank Mr LPA Davies for his valuable contribution and the foundation laid for sustainable growth.

Mr DE Constable was appointed as an executive director and chief executive of Sasol Limited with effect from 1 July 2011.

The company secretary, Dr NL Joubert, resigned as company secretary and has been appointed as the country president of Sasol Canada. Mr VD Kahla was appointed as company secretary with effect from 14 March 2011.

Declaration of cash dividend number 64
A final cash dividend of South African R9,90 per ordinary share (2010: R7,70 per share) has been declared for the year ended 30 June 2011. The final cash dividend is payable on all ordinary shares (including the Sasol BEE ordinary shares), excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:
Last day for trading to qualify for and
participate in the final dividend (cum
dividend)
Friday, 7 October 2011
Trading ex dividend commences
Monday, 10 October 2011
Record date
Friday, 14 October 2011
Dividend payment date
Monday, 17 October 2011

Holders of American Depositary Receipts*
Ex dividend on New York Stock Exchange
Wednesday, 12 October
2011
Record date
Friday, 14 October 2011
Approximate date for currency
conversion
Tuesday, 18 October 2011
Approximate dividend payment date
Friday, 28 October 2011
* All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 17 October 2011, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 17 October 2011.

Share certificates may not be dematerialised or re-materialised between Monday, 10 October 2011 and Friday, 14 October 2011, both days inclusive.

On behalf of the board
Mrs Hixonia Nyasulu
Mr David
Constable
Mrs Christine Ramon
Chairman
Chief executive
Chief financial officer

Sasol Limited


9 September 2011






The preliminary financial statements are presented on a summarised consolidated basis.
Statement of financial position


at 30 June



2011
Rm
2010
Rm
Assets


Property, plant and equipment
 79 245
 72 523
Assets under construction
 29 752
 21 018
Goodwill
  747
  738
Other intangible assets
 1 265
 1 193
Investments in associates
 3 071
 3 573
Post-retirement benefit assets
  792
  789
Deferred tax assets
 1 101
 1 099
Other long-term assets
 2 218
 1 828
Non-current assets
 118 191
 102 761
Assets held for sale
  54
  16
Inventories
 18 512
 16 472
Trade and other receivables
 23 174
 20 474
Short-term financial assets
  22
  50
Cash restricted for use
 3 303
 1 841
Cash
 14 716
 14 870
Current assets
 59 781
 53 723
Total assets
 177 972
 156 484
Equity and liabilities


Shareholders' equity
 107 649
 94 730
Non-controlling interest
 2 691
 2 512
Total equity
 110 340
 97 242
Long-term debt
 14 356
 14 111
Long-term financial liabilities
  103
  75
Long-term provisions
 8 233
 7 013
Post-retirement benefit obligations
 4 896
 4 495
Long-term deferred income
  498
  273
Deferred tax liabilities
 12 272
 10 406
Non-current liabilities
 40 358
 36 373
Liabilities in disposal groups held for
sale
-
  4
Short-term debt
 1 602
 1 542
Short-term financial liabilities
  136
  357
Other current liabilities
 25 327
 20 847
Bank overdraft
  209
  119
Current liabilities
 27 274
 22 869
Total equity and liabilities
 177 972
 156 484




Income statement
for the year ended 30 June

2011
Rm
2010
Rm
Turnover
 142 436
 122 256
Cost of sales and services rendered
 (90 467)
 (79 183)
Gross profit
 51 969
 43 073
Other operating income
 1 088
  854
Marketing and distribution expenditure
 (6 796)
 (6 496)
Administrative expenditure
 (9 887)
 (9 451)
Other operating expenditure
 (6 424)
 (4 043)



Competition related administrative
penalties
 (112)
 -
Effect of crude oil hedges
 (118)
 (87)
Share-based payment expenses
 (2 071)
 (943)
Effect of remeasurement items
 (426)
  46
Translation losses
 (1 016)
 (1 007)
Other expenditure
 (2 681)
 (2 052)



Operating profit
 29 950
 23 937
Finance income
  991
 1 332
Share of profits of associates (net of
tax)
  292
  217
Finance expenses
 (1 817)
 (2 114)
Profit before tax
 29 416
 23 372
Taxation
 (9 196)
 (6 985)
Profit for the year
 20 220
 16 387
Attributable to


Owners of Sasol Limited
 19 794
 15 941
Non-controlling interest in subsidiaries
  426
  446

 20 220
 16 387
Earnings per share
Rand
Rand
Basic earnings per share
 32,97
 26,68
Diluted earnings per share1
 32,85
 26,54



1 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into account.




Statement of cash flows
for the year ended 30 June

2011
Rm
2010
Rm
Cash receipts from customers
 138 955
 118 129
Cash paid to suppliers and employees
 (100 316)
 (90 791)
Cash generated by operating activities
 38 639
 27 338
Finance income received
 1 380
 1 372
Finance expenses paid
 (898)
 (1 781)
Tax paid
 (6 691)
 (6 040)
Dividends paid
 (6 614)
 (5 360)
Cash retained from operating activities
 25 816
 15 529
Additions to non-current assets
 (20 665)
 (16 108)
Acquisition of interests in joint
ventures
 (3 823)
 -
Disposal of businesses
  22
-
Additional investments in associate
 (91)
 (1 248)
Other net cash flows from investing
activities
  92
  652
Cash utilised in investing activities
 (24 465)
 (16 704)
Share capital issued
  430
  204
Contributions from non-controlling
shareholders
  27
  9
Dividends paid to non-controlling
shareholders
 (419)
 (318)
Increase/(decrease) in long-term debt
  545
 (2 567)
Decrease in short-term debt
 (295)
 (29)
Cash effect of financing activities
  288
 (2 701)
Translation effects on cash and cash
equivalents of foreign operations
 (421)
 (124)
Increase/(decrease) in cash and cash
equivalents
 1 218
 (4 000)
Cash and cash equivalents at beginning of year
 16 592
 20 592
Cash and cash equivalents at end of year
 17 810
 16 592

Statement of comprehensive income
for the year ended 30 June

2011
Rm
2010
Rm
Profit for the year
 20 220
 16 387
Other comprehensive income


Effect of translation of foreign
operations
 (2 031)
 (802)
Effect of cash flow hedges
  111
  13
Investments available-for-sale
-
  4
Tax on other comprehensive income
 (23)
  8
Other comprehensive income for the year
net of tax
 (1 943)
 (777)
Total comprehensive income for the year
 18 277
 15 610
Attributable to


Owners of Sasol Limited
 17 849
 15 171
Non-controlling interests in subsidiaries
  428
  439

 18 277
 15 610




Statement of changes in equity
for the year ended 30 June

2011
Rm
2010
Rm
Opening balance
 97 242
 86 217
Shares issued during year
  430
  204
Share-based payment expenses
 1 428
  880
Disposal of businesses
 (4)
 -
Change in shareholding of subsidiaries
 -
 9
Total comprehensive income for the year
 18 277
 15 610
Dividends paid
 (6 614)
 (5 360)
Dividends paid to non-controlling
shareholders in subsidiaries
 (419)
 (318)
Closing balance
 110 340
 97 242
Comprising


Share capital
 27 659
 27 229
Share repurchase programme
 (2 641)
 (2 641)
Sasol Inzalo share transaction
 (22 054)
 (22 054)
Retained earnings
 98 590
 85 463
Share-based payment reserve
 8 024
 6 713
Foreign currency translation reserve
 (1 895)
  137
Investment fair value reserve
  5
  5
Cash flow hedge accounting reserve
 (39)
 (122)
Shareholders' equity
 107 649
 94 730
Non-controlling interest in subsidiaries
 2 691
 2 512
Total equity
 110 340
 97 242




Salient features
for the year ended 30 June


2011
2010
Selected ratios



Return on equity
%
 19,6
 17,9
Return on total assets
%
 18,7
 16,9
Operating margin
%
 21,0
 19,6
Finance expense cover
times
 34,8
 14,3
Dividend cover
times
2,5
2,5
Share statistics



Total shares in issue
million
 671,0
 667,7
Treasury shares (share
repurchase programme)
million
 8,8
 8,8
Weighted average number of
shares
million
 600,4
 597,6
Diluted weighted average number
of shares
million
 614,5
 615,5
Share price (closing)
Rand
 355,98
 274,60
Market capitalisation - Sasol
ordinary shares
Rm
 238 863
 183 350
Market capitalisation - Sasol
BEE ordinary shares
Rm
 742
 -
Net asset value per share
Rand
 179,68
 159,00
Dividend per share
Rand
 13,00
 10,50




- interim
Rand
 3,10
 2,80
- final
Rand
9,90
 7,70





Other financial information



Total debt (including bank
overdraft)



- interest bearing
Rm
 15 522
 15 047
- non-interest bearing
Rm
 645
 725
Finance expense capitalised
Rm
 43
 58
Capital commitments
Rm
 48 321
 46 497
- authorised and contracted
Rm
 41 367
 31 553
- authorised, not yet contracted
Rm
 33 458
 35 769
- less expenditure to date
Rm
 (26 504)
 (20 825)
Guarantees and contingent
liabilities



- total amount
Rm
 31 378
 19 120
- liability included in the
statement of financial position
Rm
 11 328
 10 288
Significant items in operating
profit



- employee costs
Rm
 18 756
 17 546
- depreciation and amortisation
of non-current assets
Rm
 7 400
 6 712
- share-based payment expenses
Rm
 2 071
 943




Sasol share incentive schemes
Rm
 676
 119
Sasol Inzalo share transaction
Rm
 830
 824
Ixia Coal transaction
Rm
 565
 -




Directors' remuneration
Rm
 58
 59
Share options granted to
directors - cumulative
000
 780
 914
Share appreciation rights with
no performance targets granted
to directors - cumulative
000
 215
 215
Share appreciation rights with
performance targets granted to
directors - cumulative
000
 370
 43
Medium-term incentive rights
granted to directors -
cumulative
000
 82
 10
Sasol Inzalo share rights
granted to directors -
cumulative
000
 50
 50
Effective tax rate1
 %
 31,3
 29,9
Number of employees
number
 33 708
 33 054
Average crude oil price - dated
Brent
US$/
barrel
 96,48
 74,37
Average rand/US$ exchange rate
1US$ =
Rand
 7,01
 7,59
Closing rand/US$ exchange rate
1US$ =
Rand
 6,77
 7,67

1 Increase in effective tax rate as a
result of competition related
administrative penalties and share-based payment expenses which are not deductible for tax.



Reconciliation of headline
earnings

Rm
Rm
Profit for the year attributable to
owners of Sasol Limited
 19 794
 15 941
Effect of remeasurement items

 426
 (46)




Impairment of assets

 171
 110
Reversal of impairment

 (516)
 (365)
(Profit)/loss on disposal of
business

 (9)
 5
Profit on disposal of associate

 (6)
 (7)
Profit on disposal of assets

 (14)
 (3)
Scrapping of non-current assets

 359
 156
Write off of unsuccessful
exploration wells

 441
 58

Tax effects and non-controlling
interests

 106
 (19)
Headline earnings

 20 326
 15 876




Remeasurement items per above



Mining

 3
 1
Gas

 6
 -
Synfuels

 197
 58
Oil

 17
 10
Synfuels International

 126
 4
Petroleum International

 442
 108
Polymers

 46
 14
Solvents

 63
 58
Olefins & Surfactants

 (500)
 (344)
Other chemical businesses

 (11)
 21

Nitro

 (1)
 26
Wax

 (3)
 (5)
Infrachem

 (8)
 (1)
Merisol

 1
 1

Other businesses

 37
 24
Remeasurement items

 426
 (46)

Headline earnings per share
Rand
 33,85
 26,57
Diluted headline earnings per
share
Rand
 33,72
 26,44

The reader is referred to the definitions contained in the 2010
Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The preliminary summarised consolidated financial results for the year ended 30 June 2011 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (in particular International Accounting Standard 34 Interim Financial Reporting), the AC500 Standards as issued by the Accounting Practices Board or its successor and the requirements of the South African Companies Act, 2008, as amended.

The accounting policies applied in the presentation of the preliminary summarised consolidated financial results are consistent with those applied for the year ended 30 June 2010, except as follows:

Sasol Limited has early adopted the following standards, which did not have a significant impact on the financial results:
IAS 1 (Amendment), Presentation of Financial Statements: Severe
Hyperinflation.
IAS 1 (Amendment), Presentation of Financial Statements:
Presentation of Items of Other Comprehensive Income.
IAS 12 (Amendment), Taxation: Deferred Tax - Recovery of
Underlying Assets.
IFRS 7, Financial Instruments: Disclosures - Transfer of
Financial Assets.
IFRS 13, Fair Value Measurement.
Various Improvements to IFRSs.

Sasol has adopted IFRS 2 (Amendment), Share-based Payment: Group
Cash-settled Share-based Payment Transactions and Various
Improvements to IFRSs: IAS 27, Consolidated and Separate
Financial Statements, effective 1 January 2010 and 1 July 2010, respectively, which did not have a significant impact on the financial results.

These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes and available-for-sale financial assets, are stated at fair value.

The preliminary summarised consolidated financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Ms Christine Ramon, chief financial officer is responsible for this set of financial results and has supervised the preparation thereof in conjunction with the executive: group finance, Mr Freddie Meyer and the general manager: group statutory reporting, Ms Samantha Barnfather.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2010 On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and propylene in the domestic South African market against Sasol Chemical Industries Limited (SCI) and of price fixing in respect of polypropylene against SCI and Safripol to the Competition Tribunal for adjudication. On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement with Safripol and agreed to pay a penalty of R112 million. This penalty has been paid and no further provisions have been recognised at 30 June 2011 with regards to this matter.

Independent audit by the auditors
The preliminary summarised consolidated statement of financial position at 30 June 2011 and the related preliminary summarised consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended were audited by KPMG Inc. The individual auditor assigned to perform the audit is Mr CH Basson. Their unmodified audit report is available for inspection at the registered office of the company.

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June.
Any reference to a calendar year is prefaced by the word
"calendar".




e-mail: investor.relations@sasol.com
Comprehensive additional information is available on our website:
www.sasol.com

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank,
Johannesburg 2196. PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70
Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown
2107, South Africa Tel: +27 11 370-7700  Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA) (Pty) Ltd

Directors (non-executive): Ms TH Nyasulu (Chairman), Mr C Beggs*,
Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Ms IN Mkhize*, Mr MJN
Njeke*, Prof JE Schrempp (German)^
(executive): Mr DE Constable (Chief executive), Ms KC Ramon
(Chief financial officer), Ms VN Fakude
*Independent ^Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

JSE
NYSE
Sasol Ordinary shares


Share code:
SOL
SSL
ISIN code:
ZAE000006896
US8038663006
Sasol BEE Ordinary shares


Share code:
SOLBE1

ISIN code:
ZAE000151817


American depositary receipts (ADR) program: Cusip number
803866300  ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay
Street, New York, NY 10286, USA





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 12, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary